EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
In millions	September 27, 2015	September 28, 2014
Earnings
Income before income taxes	$1,813	$1,822
Add
Fixed charges	105	102
Amortization of capitalized interest	1	1
Distributed income of equity investees	213	195
Less
Equity in earnings of investees	212	263
Capitalized interest	5	5
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	2	—
Earnings before fixed charges	$1,913	$1,852

Fixed charges
Interest expense(1)	$47	$47
Capitalized interest	5	5
Amortization of debt discount and deferred costs	2	2
Interest portion of rental expense(2)	51	48
Total fixed charges	$105	$102

Ratio of earnings to fixed charges(3)	18.2	18.2
___________________________________________________
(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.